                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 8-A/A
                                AMENDMENT NO. 1

               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934


                           SANTA FE SNYDER CORPORATION
             (Exact name of registrant as specified in its charter)



            DELAWARE                                       36-2722169
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


         1616 SOUTH VOSS ROAD
         SUITE NO. 1000
         HOUSTON, TEXAS                                    77057
(address of principal executive offices)                  (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                                     NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED:                                    EACH CLASS IS TO BE REGISTERED:

Rights to Purchase Series A                             New York Stock Exchange, Inc.
Junior Participating Preferred Stock


If this Form relates to the registration of a class     If this Form relates to the registration of a
of securities pursuant to Section 12(b) of the          class of securities pursuant to Section 12(g) of
Exchange Act and is effective pursuant to               the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following          General Instruction A.(d), check the
box. [X]                                                following box. [ ]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

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               This Amendment to a Registration Statement on Form 8-A/A amends the Registration Statement on Form 8-A filed by Santa Fe Energy Resources, Inc., predecessor to Santa Fe Snyder Corporation (the "Company") on February 28, 1997 (the "Form 8-A") with respect to the preferred share purchase rights (the "Rights") declared as a dividend on the Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company (the "Preferred Stock") pursuant to the Rights Agreement dated as of March 3, 1997 (the "Rights Agreement"). On May 5, 1999, the Board of Directors of the Company amended the Rights Agreement and the Summary of Rights to Purchase Preferred Shares to correct a typographical error in the par value of the Preferred Stock, a typographical error in Section 11 regarding mechanisms used to adjust the Purchase Price of the Preferred Shares, and to reflect the merger of Snyder Oil Corporation with and into the Company, which occurred on May 5, 1999.

ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        Item 1 of the Form 8-A is amended and restated in its entirety by substituting the following:

                 SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

        On February 19, 1997, the Board of Directors of Santa Fe Energy Resources, Inc., the predecessor of Santa Fe Snyder Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend was paid on March 3, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $42.00 (subject to adjustment as provided in the Rights Agreement) (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this Summary of Rights attached thereto.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.




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        The Rights are not exercisable until the Distribution Date. The Rights will expire at 5:00 p.m., Houston, Texas time on July 25, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date. If the Company shall pay any dividend or distribution to the holders of its Common Stock consisting of evidences of indebtedness or assets (excluding quarterly cash dividends) prior to the Distribution Date, then the Purchase Price is also subject to adjustment.

        Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment equal to the greater of $1.00 or 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

        In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after the first public announcement that a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right other than Rights beneficially owned by an Acquiring Person (which will be void) will upon exercise have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will upon exercise have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

        At any time after the first public announcement that any person or group has become an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a



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Preferred Share (or of a share of a class or series of the Company's Preferred
Shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

        At any time prior to the close of business on the 10th business day after the public announcement that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        For so long as the Rights are then redeemable, the Company may in its sole and absolute discretion amend the Rights Agreement without the consent of the holders of the Rights, except that no amendment can be made to reduce the Redemption price. At such time as the Rights have become non-redeemable, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that (i) no amendment can be made to reduce the Redemption Price, (ii) no such amendment may adversely affect the interest of the holders of the Rights and (iii) the redemption right cannot be reinstated.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated February 28, 1997. A copy of the First Amendment to the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A dated May 11, 1999. Copies of the Rights Agreement and the First Amendment to the Rights Agreement are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the First Amendment to the Rights Agreement, which are hereby incorporated herein by reference.






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
ITEM 2.        EXHIBITS

        The following exhibits to this Registration Statement on Form 8-A/A are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

     EXHIBIT
     NUMBER                          Title
     ------                          -----
      3.1        Restated Certificate of Incorporation (including Certificate of
                 Merger reflecting the merger of Snyder Oil Corporation with and into Santa Fe Energy Resources, Inc., dated May 5, 1999;
                 Certificate of Designations of Series A Junior Participating
                 Preferred Stock; and Certificate of Increase of Number of
                 Shares of Series A Junior Participating Preferred Stock of
                 Santa Fe Snyder Corporation, dated May 5, 1999).

      3.2        Amended Bylaws, as amended on April 20, 1990, February 26,
                 1993, September 1, 1998 and May 5, 1999.

       4.1       First Amendment to the Rights Agreement between Santa Fe Snyder
                 Corporation, as successor to Santa Fe Energy Resources, Inc.
                 and First Chicago Trust Company of New York, as Trustee, dated as of May 5, 1999, which includes, as Annex I thereto, the Summary of Right to Purchase Preferred Shares, as Annex II thereto, the Form of Right Certificate, and as Annex III thereto, the Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock of
                 Santa Fe Snyder Corporation.






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                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 1999

                                                     SANTA FE SNYDER CORPORATION


                                                     By:  /s/ Mark A. Older
                                                        ------------------------
                                                     Name:    Mark A. Older
                                                     Title:   Secretary





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                                  EXHIBIT INDEX


    EXHIBIT
     NUMBER                     TITLE
   ----------                   -----
      3.1        Restated Certificate of Incorporation (including Certificate of
                 Merger reflecting the merger of Snyder Oil Corporation with and into Santa Fe Energy Resources, Inc., dated May 5, 1999;
                 Certificate of Designations of Series A Junior Participating
                 Preferred Stock; and Certificate of Increase of Number of
                 Shares of Series A Junior Participating Preferred Stock of
                 Santa Fe Snyder Corporation, dated May 5, 1999).

      3.2        Amended Bylaws, as amended on April 20, 1990, February 26,
                 1993, September 1, 1998 and May 5, 1999.

      4.1        First Amendment to the Rights Agreement between Santa Fe Snyder
                 Corporation, as successor to Santa Fe Energy Resources, Inc.
                 and First Chicago Trust Company of New York, as Trustee, dated as of May 5, 1999, which includes, as Annex I thereto, the Summary of Right to Purchase Preferred Shares, as Annex II thereto, the Form of Right Certificate, and as Annex III thereto, the Certificate of Increase of Authorized Number of Shares of Series A Junior Participating Preferred Stock of
                 Santa Fe Snyder Corporation.